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               Central and South West Corporation
                  1616 Woodall Rodgers Freeway
                       Dallas, Texas 75202



                        November 13, 1995


Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:  Central and South West Corporation -- File No. 70-8339

Dear Mr. Katz:

          This letter is written on behalf of Central and South West Corporation ("CSW") to advise you that the Form U-1 Application-Declaration of CSW in File No. 70-8339, and all amendments and exhibits thereto, are hereby withdrawn.

          If you have any questions regarding this letter, please do not hesitate to call Joris Hogan of Milbank, Tweed, Hadley & McCloy at (212) 530-5106.

                                   Very truly yours,

                                   /s/STEPHEN J. MCDONNELL
                                      Treasurer



cc:  Martha Cathey Baker
     Robert P. Wason
     Office of Public Utility Regulation,
     Division of Investment Management

     Ferd. C. Meyer, Jr./Central and South West Corporation
     Joris M. Hogan/Milbank, Tweed, Hadley & McCloy

     The individuals named on the attached distribution list
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                        DISTRIBUTION LIST


Stephen Fogel
Deputy Public Counsel
Douglas E. Michael
Assistant Public Counsel
Office of Public Utility Counsel
7800 Shoal Creek Blvd., Suite 290 East
Austin, Texas  78757-1024

Kevin J. Burke, Esq.
Laurence T. Sorkin, Esq.
Gary W. Wolf, Esq.
Cahill Gordon & Reindel
80 Pine Street
New York, N.Y.  10005

Gerald J. Diller
Vice President Rates and Regulation
Southwestern Public Service Company
P.O. Box 1261
Amarillo, TX  79170

Clinton A. Vince, Esq.
J. Cathy Fogel, Esq.
Verner, Liipfert, Bernhard,
  McPherson and Hand
901 15th Street, N.W., Suite 700
Washington, D.C.  20005-2301

William L. Lutz, Esq.
Martin, Lutz & Brower, P.C.
P.O. Drawer W
Las Cruces, New Mexico  88004

Noel J. Darce
Stone, Pigman, Walther, Wittmann
  & Hutchinson
546 Carondelet Street
New Orleans, Louisiana  70130

Mary W. Cochran
General Counsel
Paul R. Hightower
Commission Counsel
Arkansas Public Service
  Commission
1000 Center Street
P.O. Box 400
Little Rock, AR  72203-0400

Norma K. Scogin
Liz Bills
Steven Baron
Texas Attorney General's Office
Administrative Law Section
Energy Division
P.O. Box 12548, Capitol Station
Austin, Texas  78711-2548

James C. Martin, Esq.
Commission Counsel
New Mexico Public Utility Commission
224 East Palace Avenue
Santa Fe, New Mexico  87501-2013

M.D. Sampels
Worsham, Forsythe, Sampels
  & Wooldridge, L.L.P.
2001 Bryan Street
Suite 3200
Dallas, Texas  75201

Floyd L. Norton, IV
Reid & Priest
Market Square
701 Pennsylvania Ave., N.W.
Washington, D.C.  20004

R.D. Keeney
Texas Utilities Electric Company
1601 Bryan Street
Energy Plaza
Dallas, Texas  75201